FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

4 December 2008

File no. 0-17630

                 Transaction in Own Shares

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Transaction in Own Shares

4th December
2008

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 3rd December 2008 it transferred to participants in its employee share schemes 26,927 Ordinary Shares at prices between €10.63 and €17.99 per Ordinary Share and between £7.18 and £12.38 per Ordinary Share.

Following the above transactions , CRH plc holds 16,393,371 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 532,109,007.

Contact

Neil Colgan

Assistant Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  4 December 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director